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                                                              Exhibit 12(a)(13)


Investor Contact: 781-622-1111
Media Contact: 781-622-1252

       THERMO INSTRUMENT COMPLETES CASH TENDER OFFER FOR METRIKA SYSTEMS

WALTHAM, Mass., April 28, 2000 - Thermo Instrument Systems Inc. (ASE-THI), a Thermo Electron company, announced today that it has successfully completed the cash tender offer of $9.00 per share for any and all outstanding shares of its Metrika Systems Corporation subsidiary.

     The offer and withdrawal rights expired at midnight on Thursday, April 27, 2000. Based on the preliminary report of the depositary for the offer, American Stock Transfer & Trust Company, approximately 1.2 million Metrika Systems shares were tendered. This brings Thermo Instrument's and Thermo Electron's combined equity ownership in Metrika Systems to approximately 94.6 percent. Thermo Instrument expects to complete the spin-in of Metrika Systems by Wednesday, May 3, through a short-form merger. The short-form merger does not require Metrika Systems' board or shareholder approval.

     Metrika Systems shareholders who tendered their shares in the tender offer will receive payment for their shares shortly. Metrika Systems shareholders who did not tender their shares will also receive $9.00 per share in the short-form merger. Information outlining what steps these shareholders must take to obtain payment will be mailed within a week to 10 days.

     Thermo Instrument Systems Inc. is a global technology company serving multiple markets, including the life sciences, telecommunications, food and beverage, chemical, and oil and gas industries, with instrumentation, information-management software, and worldwide service for a range of applications. Our products help scientists make the discoveries that will fight disease and prolong life. They increase the speed and quality of communications. And they provide knowledge about the quality of materials used in manufacturing, improve the manufacturing process, and protect the environment. More information is available on the Internet at http://www.thermo.com/subsid/thi1.html.

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